Exhibit 99.1









                              FOR IMMEDIATE RELEASE


Contacts:
Investors:                                            Media:
Emer Reynolds                                         Anita Kawatra
Ph:  353-1-709-4000                                   Ph:  212-407-5740
     800-252-3526                                          800-252-3526


                        ELAN DISMISSES MERGER SPECULATION


DUBLIN, IRELAND, OCTOBER 18, 2004 -- In response to a specific Irish Stock Exchange query made today, Elan Corporation, plc advises that it is not in negotiations or discussions with Biogen Idec, Inc. regarding any form of merger or business combination between the two companies.

The company continues to maintain its focus on its core therapeutic areas of neurodegenerative diseases, autoimmune diseases and severe pain, and on delivering value to patients, shareholders and employees.

About Elan

Elan is a neuroscience-based biotechnology company that is focused on discovering, developing, manufacturing, selling and marketing advanced therapies in neurodegenerative diseases, autoimmune diseases and severe pain. Elan's (NYSE: ELN) shares trade on the New York, London and Dublin Stock Exchanges.